EXHIBIT 8


                           CERTIFICATE OF ADJUSTMENT

This is to certify pursuant to Section 12 of the Rights Agreement, dated as of March 8, 1988, as amended March 20, 1990, June 24, 1996 and February 20, 1997, between American Stores Company, a Delaware corporation (the "Company"), and First Chicago Trust Company of New York (the "Rights Agent") that:

I.   Statement of Facts.

On June 17, 1997, the Company's Board of Directors declared a two-for-one split of the shares of the Company's Common Stock, par value $1.00 per share (the "Common Shares"), to be effected in the form of a 100% stock distribution (the "Distribution") on July 16, 1997 to holders of record of the Company's issued Common Shares on July 1, 1997. The Company previously declared two other two-for-one splits on July 16, 1991, to holders of record on July 1, 1991, and on April 21, 1994 to holders of record on April 7, 1994. The Rights and Redemption Price were adjusted pursuant to Certificates of Adjustment dated July 16, 1991 and April 21, 1994, respectively.

II.  Adjustments Pursuant to Rights Agreement.

Pursuant to the provisions of Sections 11(n) and 213(b) of the Rights Agreement, certain adjustments to the fractions of a Preferred Share (as defined in the Rights Agreement) purchasable upon proper exercise of each Right (as defined in the Rights Agreement) and to the Redemption Price (as defined in the Rights Agreement) shall be effected as of July 16, 1997, as set forth below:

1. Pursuant to Section 11(n) of the Rights Agreement, the Rights are adjusted so that each Right shall, upon proper exercise, entitle the holder to purchase one eight-hundredth of a fully paid non-assessable share of Series A Junior Participating Preferred Stock.

2. Pursuant to Section 23(a) of the Rights Agreement, the Redemption Price is adjusted to $0.00125 per Right.

Dated effective this 16th day of July, 1997.

AMERICAN STORES COMPANY

By: /s/ Mary V. Sloan
Name:   Mary V. Sloan
Title:  Secretary